SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                   Schedule 13D

                                     Under the Securities Exchange Act of 1934
                                          (Amendment No.               )*


                                         THERMO-MIZER ENVIRONMENTAL CORP.
                             (Name of Issuer)
                               COMMON STOCK
                                               (Title of Class of Securities)

                                                              883578 10 2
                                                  (CUSIP Number)

                         528 Oritan Avenue, Ridgefield, New Jersey 07657
                                  (Name, Address and Telephone Number of Person
                         Authorized to Receive Notices and Communications)


                                                           October 22, 1996

                                       (Date of Event which Requires Filing
                                                of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following .

Check the following if a fee is being paid with the statement X . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six Copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                         (Continued on following page(s))



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CUSIP No.             883578 10 2            Page    2    Of    11    Pages
          -----


1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jon J. Darcy SS# ###-##-####

2.       CHECK IF A MEMBER OF A GROUP*                           (A)

                                                                 (B)    X


3.       SEC USE ONLY



4.       SOURCE OF FUNDS*

         Option not yet exercised

5.CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)



6.       CITIZENSHIP OR PLACE OF ORGANIZATION


         United States of America

NUMBER OF
                  7.       SOLE VOTING POWER
SHARES
                                    884,750

BENEFICIALLY      8.       SHARED VOTING POWER

OWNED BY                            0
                  9.       SOLE DISPOSITIVE POWER
EACH
                                    644,750
REPORTING         10.      SHARES DISPOSITIVE POWER

PERSON                              0

WITH

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  884,750
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  X


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        37.47%

14.      TYPE OF REPORTING PERSON*                   Individual

                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Mr. Jon J. Darcy
13D
November 1, 1996

Item 1.  Security and Issuer

         This 13D is filed in relation to the shares of Common Stock, $.001 par value, of Thermo-Mizer Environmental Corp., a Delaware corporation (the "Company"). The Board of Directors of the Company has authorized the issuance of nonqualified stock options to officers and directors covering up to 180,000 units, each unit consisting of one share of common stock and two Class B Warrants at a price of $1.16 per unit (the "Units"). Mr. Darcy, the President, Chief Executive Officer and a Director has been awarded an option (the "Option") to purchase 95,000 units. The award was effective upon the filing of a Form S-8 with respect to securities contained within the Unit on October 22, 1996.

         The Class B Warrants included in the Units are exercisable at an exercise price equal to the greater of (i)$3.00 per share or (ii) 120% of the offering price of a share of the Company's Common Stock in a public offering by the Company which offering results in gross proceeds of not less than $3,000,000. The Class B Warrants shall be exercisable for a period of five years commencing upon the earlier of (i) the consummation of an Acquisition, as defined, or (ii) October 22, 1996. The Class B Warrants shall otherwise be on substantially the same terms as the Redeemable Warrants issued by the Company in its initial public offering in March 1996, including the antidilution provisions.


Item 2            Identity and Background

         This statement is being filed by Mr. Jon J. Darcy, a United States citizen whose principal occupation is as President, Chief Executive Officer and a Director of Thermo-Mizer Environmental Corp. The business address of Mr. Darcy is 528 Oritan Avenue, Ridgefield, New Jersey 07657. To the best of the knowledge of Mr. Darcy, he has not, during the last five years, been party to a criminal or civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3            Source of Funds

         Mr. Darcy received the Option in consideration for services rendered to the Company. As the Option has not ben exercised, the source of funds cannot presently be determined. The Option is exercisable for a period of five (5) years commencing as follows: (A) the option for 47,500 Units is presently exercisable and the option for 47,500 Units is exercisable on the earlier of (i) the consummation of an Acquisition, as defined or (ii) April 22, 1998. An Acquisition includes the purchase by the Company of an entity introduced to the Company by Solay, Inc., (the "Consultant") pursuant to a consulting agreement between the Company and the Consultant.


Item 4            Purpose of Transaction

         Mr. Darcy received the Option in consideration for services rendered
to the Company.   The purpose of the
acquisition of the Company's Common Stock and Class B Warrants pursuant to the Option is for investment in the Company.


Item 5            Interest in Securities of the Issuer
                  ------------------------------------

         As of November 1, 1996, Mr. Jon J. Darcy beneficially owns 884,750 shares including the Option for 95,000 and 240,000 shares for which Mr. Darcy has authority to vote pursuant to a proxy granted by Solay, Inc. He has sole power to vote 884,750, representing 37.47% of the issued and outstanding common stock of the Company, after giving effect to the execution of the Option. He has sole dispositive power of 664,750 shares of common stock.




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Item 6            Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer
                 --------------------------------------------------

         The Option  Agreement dated as of October 22, 1996 is described in Item
1.

Item 7            Material to be Filed as Exhibits
                  --------------------------------

         Exhibit 1:        Option Agreement dated as of October 22, 1996.

Signature

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: November 1, 1996                   \s| Jon J.  Darcy
                                          -----------------
                                                      Jon J. Darcy



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                                                 OPTION AGREEMENT



                  OPTION AGREEMENT dated as of October 22, l996 between Thermo-Mizer Environmental Corp., a Delaware corporation (the "Corporation"), and Jon J. Darcy, an individual residing at 35 Victor Hugo Street, Park Ridge, New Jersey, 07656 (the "Optionee").

                                                  R E C I T A L S
                  WHEREAS,  the Corporation desires to grant to the Optionee the right and option (the  "Option") to purchase up to 95,000  units (the  "Units"), each Unit consisting of one share of the Corporation's common stock and two Class B Warrants (the "Warrants") at a price of $1.16 per Unit. (the "Option Securities"), on the terms and subject to the conditions hereinafter set forth;
                  WHEREAS,  the Option evidences the plan to issue non-qualified stock options to officers, directors and employees adopted by the Board of Directors of the Corporation in September 1996.
                  NOW, THEREFORE,  in consideration of the receipt of $1.00, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereby agree as follows:
                  SECTION 1  Option To Purchase Units.
                                    (a)  Subject to Section 10 hereof, the
Corporation grants to the Optionee the  right and
option (collectively, the "Option") to purchase from the Corporation 95,000 Units at a price of $1.16 per Unit (the "Option Price").

         The Corporation has registered the 180,000 shares of Common Stock, the 360,000 Warrants and the 360,000 shares of Common Stock underlying the Warrants (collectively the "Securities") on Form S-8 for the issuance and resale thereof in accordance with the Securities Act of 1933, as amended (the "Act").
         The Option may be exercised with respect to 47,500 Units for a period commencing upon the date hereof and terminating five years from the date hereof. The Option with respect to the remaining 47,500 of the Units (the "Acquisition Units") shall be exercisable by Optionee for a period of five years commencing upon earlier of (A) the consummation of an Acquisition, as hereinafter defined, or (B) 18 months from the date hereof. Upon exercise of the Option, the Corporation


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shall  deliver to Optionee  certificates  representing  the Shares and  Warrants subject to such exercise. An Acquisition shall be deemed to include the purchase by the Corporation (by cash or the issuance of securities, or both) of a corporation, partnership or other entity introduced to the Corporation by Consultant or the acquisition of the Corporation by a corporation, partnership of other entity introduced to the Corporation by Solay Inc., which Acquisition is consummated within six months after the termination of the Consulting Agreement between the Corporation and Solay.
         The Class B Warrants shall be exercisable at an exercise price equal to the greater of $3.00 per share or 120% of the offering price of a share of Common Stock of the Corporation in a public offering by the Corporation which offering results in gross proceeds of a minimum of $3,000,000. The Warrants shall be exercisable for a period of five years commencing upon the earlier of the consummation of an Acquisition or one year from the date hereof. Except with respect to the exercise price and the warrant solicitation fee, the Warrants shall otherwise be on the same terms as the warrants offered by the Corporation in the initial public offering, including the antidilution provisions. In addition, the Corporation, at its discretion may elect not to utilize a transfer agent.
                           (b)        The Option may be exercised by the
Optionee with respect to the  Units by delivery
to the Corporation, of a written notice (the "Option Notice"), which Option Notice shall state such holder's intention to exercise the Option, the Closing Date on which the holder proposes to purchase the Option Shares (the "Closing Date") and the number of Units to be purchased on the Closing Date, which Closing Date shall be no later than 30 days nor earlier than l0 days following the date of the Option Notice. Upon receipt by the Corporation of an Option Notice from the holder of this Option, the Corporation shall be obligated to sell, and the holder of this Option shall be obligated to purchase, that number of Units to be purchased on the Closing Date set forth in the Option Notice.
                           (c)        The purchase and sale of Units acquired
pursuant to the terms of this Agreement shall
be made on the Closing Date at the offices of the Corporation. Delivery of the stock certificate or other instruments registered in the name of Optionee ,evidencing the Units being purchased on the Closing Date, shall be made by the Corporation to Optionee on the Closing Date against the delivery to the Corporation of a check in the full amount of the aggregate purchase price therefor.
                           SECTION 2.  Reorganizations; Mergers; Sales; Etc.
If, at any time during the Option Period,
there shall be any capital reorganization, reclassification of common stock (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), the consolidation or merger of the Corporation with or into another corporation or of the sale of all or substantially all the properties and assets of the Corporation as an entirety to any other corporation or of the sale of all or substantially all the properties and assets of the Corporation as an entirety to any other corporation or person, this Option shall, after such reorganization, reclassification, consolidation, merger or sale, be exercisable for the kind and number of shares of stock or other securities or property of the Corporation or of the corporation resulting from such consolidation or surviving such merger or to which such properties and assets shall have been sold to which such holder would have been entitled if such holder would have been entitled if such holder had held shares of common
stock   issuable   upon  the   exercise   hereof   immediately   prior  to  such
reorganization, reclassification,  consolidation, merger or sale. The provisions
of  this  Section  3  shall  similarly  apply  to  successive   reorganizations,
reclassifications, consolidations, mergers and sales.
                  SECTION 3.  Adjustment of Units and Option Price.
                                    (a)  The number of Units subject to this
Option during the Option Period shall be cumulative as to all prior dates of calculation and shall be adjusted for any stock dividend, subdivision, split-up or combination of common stock.
                                    (b)  The Option Price shall be subject to
adjustment from time to time as follows:
                                            (i)  If, at any time during the
Option Period, the number of shares of common stock outstanding is increased by a stock dividend payable in shares of common stock, then, immediately following the record date fixed for the determination of holders of shares of common stock entitled to receive such stock dividend, subdivision or split-up, the Option Price shall be appropriately decreased so that the number of Units included in the Units issuable upon the exercise hereof shall be increased in proportion to such increase in outstanding shares.
                                            (ii)  If, at any time during the
Option Period, the number of shares of common stock outstanding is decreased by a combination of outstanding shares of common stock, then, immediately following the record date for such combination, the Option Price shall be appropriately increased so that the number of Units issuable upon the exercise hereof shall be decreased in outstanding shares.
                  SECTION 4.  Transfer of Option; Successors and Assigns.
                           This Agreement and all the rights hereunder shall be
binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and transferees.

                  SECTION 5. Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally, by telecopy, overnight courier or registered mail,, postage prepaid, return receipt requested, addressed as follows:
                  If to the Corporation or Optionee, to:
                  Thermo-Mizer Environmental Corp.
                  528 Oritan Avenue
                  Ridgefield, New Jersey 06757

                  With a copy to:

                         McLaughlin & Stern LLP
                         260 Madison Avenue
                         New York, New York  l0016
                        Attention:  Steven W. Schuster, Esq.


or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. If delivered personally, by courier or telecopy, such notice shall be deemed given when delivered. If mailed as aforesaid, any such communication shall be deemed to have been given on the third business day following the day on which the piece of mail containing such communication is posted.

                           SECTION 6.  Governing Law.  This Agreement shall be
governed by, and construed in
accordance with, the laws of the State of New Jersey.

                           SECTION 7  Entire Agreement .  This Agreement
contains the entire agreement between the
parties  hereto  with  respect  to  the  transactions  contemplated  herein  and
supersedes   all   previously   written  or  oral   negotiations,   commitments,
representations and agreements.

                           SECTION 8.  Execution in Counterpart.  This
Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

                           SECTION 9.  Amendments and Modifications.  This
Agreement, or any provision hereof,
may not be amended, changed or modified without the prior written consent of each of the parties hereto.

                           SECTION 10.  Termination.  In addition to the
termination provisions set forth in Section 1 hereof, the Option shall terminate and the Option shall no longer be exercisable on the date five (5) years from the commencement of the Option Period.

         IN WITNESS WHEREOF, the parties hereto have caused this Option Agreement to be executed and delivered as of the date first above written.

                                                     THERMO-MIZER ENVIRONMENTAL
 CORP.


                                                     By:_______________________
                                                           Ed Sundberg
                                                                       Chairman


                                           ---------------------------------
                                                                       Optionee

op,dirl.25l



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